UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    May 2010                               File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 600 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5

(Address of principal executive offices)

1.

Esaase Technical Report and Preliminary Economic Assessment

2.

Certificate of Qualified Person Aidan Ryan

3.

Certificate of Qualified Person Harry Warries

4.

Certificate of Qualified Person Brian Wolfe

5.

Consent of Aidan Ryan

6.

Consent of Harry Warries

7.

Consent of Brian Wolfe

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-For Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated:     May 21, 2010

Signed:  /s/  Michael Bebek

Michael Bebek

Corporate Secretary